UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Offering Memorandum

Part II of the Offering Statement (Exhibit A to Form C)
Regulation Crowdfunding

UNDER THE SECURITIES ACT OF 1933

SlideBelts®

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

See "Risk Factors" beginning on page 5 to read about factors you should consider before investing.

THE OFFERING

This is a Regulation Crowdfunding offering by SlideBelts Inc., a Delaware corporation (the "Company," "us" or "we"). We are offering securities through the issuance of Simple Agreements for Future Equity ("Safes"), with the terms consisting of a $20 million valuation cap and 20% discount. We must reach our target investment goal of $150,000 by July 14, 2017, or our offering will expire. Oversubscriptions in excess of the target amount of up to $1,070,000 will be accepted on a first come, first serve basis. If the Company reaches its target amount prior to July 14, 2017, we may conduct a series of multiple closings, provided that the investors who have committed to the funds will be provided notice five business days prior to any such close. The minimum amount of securities that must be purchased is $250 per investor. The maximum amount of securities that can be purchased is $100,000 per investor.

Investment
SAFE (Simple Agreement for Future Equity)
$20M valuation cap | 20% Discount
If you invest, you're betting the company will be worth more than $20M in the future.

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

- Annual income AND net worth greater than $100,000:
  - 10% of the lesser of your annual income or net worth, subject to a maximum of $100,000;
- Annual income or net worth less than $100,000:
  - the greater of: $2,000 or 5 percent of the lesser of the investor's annual income or net worth.

Note: You may include the income of your spouse for purposes of determining your annual income. Your net worth must exclude the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

THE COMPANY AND ITS BUSINESS

SlideBelts Inc. is a wearable technology company that designs, manufactures and markets innovative "ratchet belts," which are patented belts made without holes. We were founded in 2007 by Brig Taylor. Brig and Michelle married in 2008 and by 2012, Brig quit his other job and began working full time at SlideBelts. SlideBelts is ranked #151 on Inc. Magazine's 500 fastest growing companies for 2016.

Our Company's mission is to empower people through innovation in simple, stylish, wearable technology. Our tech-enabled belt products offer freedom from holes with a large collection of leather and canvas belts.

Our star product is the "Survival Belt," which was featured in 2014 on Kickstarter. Our Kickstarter campaign raised over $200,000 from over 2,000 backers, smashing our fundraising goal of $60,000 by over 333%. Our flagship product is the SlideBelts "Leather Ratchet Belt" which consistently maintains great customer feedback.



Company Information.

We formed the Company in 2013 as SlideBelts Inc., a California corporation. In 2016, we merged out the California corporation and reincorporated in Delaware as SlideBelts Inc., a Delaware corporation. The business was started in 2007.

Our principal executive offices are located at 4818 Golden Foothill Pkwy Unit #9, El Dorado Hills, CA 95762, and our telephone number is +1 (888) 754-3311. Our website address is https://www.slidebelts.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Offering Statement, and you should not consider information on our website to be part of this prospectus. The SlideBelts design logo, "SlideBelts" name and our other registered and common law trade names, trademarks, and service marks are the property of SlideBelts.

As a first-time user of equity crowdfunding under Title III of Regulation CF, we intend to take full advantage of the exemption from audit requirements under the Regulation CF rules, including the rule that financial statements of the issuer must be audited by an independent auditor. As an issuer relying on these rules for the first time we are permitted to provide reviewed rather than audited financial statements. We do not have any relevant financial statements available that have been audited by an independent auditor.

Supply Chain Customer Base.

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We currently distribute our product nationally by driving online stores within the California area and beyond.

Intellectual Property and Research and Development.

Trademark		Patents	
Description	Serial Number	Description	Patent Number
Full "SlideBelts" design mark (SlideBelts main logo).	86054611	Main SB Utility Patent	9149090
Fleur-de-lis design mark (Winged Logo by itself).	86373509	Survival Strap Utility Patent	9351526
CARRY LESS. ADVENTURE MORE. [Word Mark]	86315065	Main SB Patent 3	9370223
Gird Up Your Loins Acquired in May 2016	86060620	Skinny Buckle Design Patent	D776568
SIMPLE. SUBTLE. STYLISH.	87033550		

Pending Trademark		Pending Patents	
Description	Application Number	Description	Application Number
SURVIVAL BELT	87/158,898	Hunter/Survival Buckle UP 4	15/215,522
Stylized mark of "SlideBelts" without the Fleur-de-lis	86/937174	Belts with Integrated Adjustment Slots	15/166,986
		Belt Hanger	29/569,878
		Wallet	29/564,423

Liabilities.

Liabilities are discussed in more detail in the Financial Statements. The Company has several outstanding short-term debt obligations including a long-term SBA loan with $573,051 left on the note as of March 10, 2017. The current interest rate is 6.25% but will fluctuate annually according to the Wall Street Journal Prime Rate, plus 2.75%.

Litigation.

We are not aware of any pending litigation against us.

Other Relevant Information.

We may concurrently open a Regulation D offering in addition to the Regulation Crowdfunding offering presently submitted. If we do a concurrent Regulation D offering, we will likely offer different investment terms to the accredited investors than the securities offered under Section 4(a)(6) of the Securities Act.

For more information about the company and its business please see the “Company” tab on the company’s profile on StartEngine.com and Exhibit C to the Form C of which this Offering Memorandum forms a part of the entire offering materials.

Third Party or Related Transactions.

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

THE TEAM

Officers and Directors



Brig Taylor
Founder & CEO



Michelle Taylor
President, Director



Navinesh Singh
CFO, Director



Frederick Lilley
COO, Director



Chris Gordon
Director

Brig Taylor is the Founder and CEO of SlideBelts. Having served as a Director of the company since 2013, Brig has held his current position as SlideBelts' Chief Executive Officer since 2015. Previously, he held the offices of Chief Financial Officer, Secretary and Chief Operations Officer for SlideBelts. Brig has more than 10 years of experience running and operating SlideBelts, having started the company in 2007 as a sole proprietorship for a few years before ultimately forming SlideBelts Inc. Brig graduated from BYU in 2010 and has been married to Michelle Taylor since 2008.

Michelle Taylor has held her current position as SlideBelts' President, Secretary, and Creative Director since 2015 and has served as a Director of the company since 2013. Previously, she held the office of Chief Executive Officer for SlideBelts and has accumulated more than 9 years of experience running and operating the business. In her current role, Michelle leads the creative direction for the SlideBelts brand in all internal and outward-facing materials. Her attention to detail has played a key role in the growth of the business and quality of its products. Michelle graduated from BYU in 2010 and married Brig Taylor in 2008.

Navinesh Singh has served as Director and the Chief Financial Officer of the Company since 2015. He started with SlideBelts in 2014 bringing 13 years of business experience serving in various leadership roles with IT solutions and data hosting providers. He attended California State University, Sacramento.

Frederick "Rick" Lilley has served as Chief Operations Officer of the Company since 2015. He started with SlideBelts in 2014 bringing 15 years of fashion, retail and leadership experience serving in various roles for Vans Inc. He graduated from Baker College in Flint, Mi.

Chris Gordon has served as a Director of the Company since 2013. Chris has been a civil litigator for over 13 years. He is the founder of The Gordon Law Firm. He is an Angel Investor in the company.

Number of Current Employees: 27 total employees

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS OFFERING STATEMENT CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE.

ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

RISK FACTORS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING MEMORANDUM AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES.

Forward Looking Statement Disclosure

This Offering Memorandum and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Memorandum are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Memorandum and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Memorandum, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Offering Memorandum or any documents incorporated by reference herein or therein speaks only as of the date of this Offering Memorandum. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The

Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Risks Related to the Company's Business and Industry

We have a limited operating history of profits upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were most recently reincorporated under the laws of the State of Delaware on April 29, 2016. Before that, our company was incorporated under the laws of the State of California on June 10, 2013. While the business has been around since 2007 it was not fully staffed or operated for several years. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to various business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding consumer base. We anticipate that our operating expenses will increase for the near future. You should consider the our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We have incurred operating losses in the past, expect to incur operating losses in the future, and may never achieve or maintain profitability.

We have experienced net losses in the last three fiscal years. In 2013, we were profitable. As of the year ended December 31, 2015, however, we experienced a net loss of $309,497 and for the year ended December 31, 2016, we experienced a net loss of $17,366. We expect our operating expenses to increase in the future as we expand our operations. We will incur additional legal, accounting, and other expenses for raising a Regulation Crowdfunding campaign. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for many reasons, including without limitation the other risks and uncertainties described in this Offering Memorandum. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed and we may never achieve or maintain profitability.

Our industry is highly fragmented and rapidly changing.

The retain and apparel industry in particular has gone through significant structural changes in consumer buying behaviors and shifting consumer demands. Online stores have evolved much faster over the last several years than in the past as consumers shift to online buying platforms and omni channel operations. Accordingly, our operations and profitability are heavily dependent upon both the ability to target our customers in a crowded marketplace and on our ability to anticipate, identify and capitalize upon new consumer demands. If we fail to anticipate, identify or react appropriately, or in a timely manner, to our consumer expectations, we could experience reduced consumer acceptance of our products, a diminished brand image and higher markdowns. These factors could result in lower selling prices and sales volumes for our products and could have a material adverse effect on our results of operations and financial condition.

We may develop and offer new products.

There are substantial risks and uncertainties associated with creating, producing and marketing new products in the retail industry, particularly in instances where the market is saturated with alternative goods. In developing and marketing new wearable products, we may invest significant R&D resources. Initial timetables for the development and launch of new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our products may be subject to governmental regulations affecting wearable technologies.

Due to the options added in our wearable tech, certain state and local laws and regulations govern the production and design of our belts, including but not limited to compliance with privacy laws (GPS), California buckle-knife laws, and survivor designs for combustible fire starters. When possible we try to work within the confines of the law. However, noncompliance with such laws and regulations may cause the appropriate government agency to put a stop hold on our products, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;
• changes in consumer preferences among wearable tech;
• changes in consumer buying habits, including trends away from certain retail goods,
• changes in consumer perception regarding the durability of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs; and,
• introduction of competitive or lower priced goods from major ecommerce companies such as Amazon

Adverse developments with respect to the sale of competitive products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan. We can guard against that by enforcing our patents and other intellectual property rights surrounding our Company.

Risks Related to the Securities

Safes are inherently risky like convertible notes but less favorable for the investor

A Safe ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with four key legal differences:

- Unlike a convertible note, a Safe is not a debt instrument. A Safe is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the Safe.
- It is not possible for the Safes to convert to the Class A Common Stock unless we decide to issue Preferred Stock, which would be for the principal purpose of taking investment capital.
- Debt instruments have maturity dates. Safes (including the one in this offering) do not.
- Debt instruments have interest rates. Safes (including the one in this offering) not.

Despite their name implying otherwise, Safes are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while Safes have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor.

There is not now and likely will not be a public market for the Safes. Because the Safes have not been registered under the Safes Act or under the securities laws of any state or non-United States jurisdiction, the Safes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Safes may also adversely affect the availability or price that you might be able to obtain for the Safes in a private sale. The Company has exerted control over every transfer or sale of the Safes. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Safes for its own account, for investment purposes and not with a view to resale or distribution thereof.

The Safes will not be freely tradable until at least one year from the initial purchase date, but may never have a secondary market for resale. The Company may repurchase the Safes at 120% of fair market value upon a liquidation event or sale of the Company as provided in this Safe. Although the Safes may be tradeable under federal securities law, Company corporate documents and state securities regulations may prevent Purchaser from realizing any return on investment for an extended period of time. Each Purchaser should consult with his or her attorney.

Safes may possibly never convert to equity.

Since the trigger event for the Safe to convert into non-voting equity is the issuance of Preferred Stock, and there is no guarantee that will happen, the Safe holders may be unable to exercise their equity rights under the Safe.

Neither the Offering nor the Safes have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

The Company is currently owned by a few owners but only Mr. Taylor has voting control in the Company. Subject to any fiduciary duties owed to owners or investors under Delaware law, Mr. Taylor may be able to exercise significant influence matters requiring owner approval, including the election of directors, approval of significant Company transactions, and he will have unfettered control over the Company's management and policies. You may have interests and views that are different from Mr. Taylor's. For example, Mr. Taylor may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, a single owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Safes will be effectively subordinate to any of our debt that is secured.

The Safes will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Safes only after all debt, if any, has been paid in full from those assets. Holders of the securities will be subordinate to any debtholders. The remaining assets of the Company will be shared with the Safe holders ratably with the stockholders. We may not have sufficient assets remaining to pay amounts due on any or all of the Safes then outstanding.

We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your Safe may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Safes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The standard Y Combinator Safe instrument has been significantly modified.

We have significantly modified the standard Y Combinator Safe to comport with Regulation Crowdfunding. In addition, we have made material changes to the Safe including, but not limited to, converting Safe holders to common stock instead of preferred stock, removing investor pro rata rights, acquiring a repurchase right in favor of us, creating a class of non-voting shares for all Class A Common Stockholders, and adding a class action waiver and arbitration clause. Please review the Safe in detail.

The provisions of the Safes relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Safes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Safes will not permit the holders of the Safes to require us to repay the obligations the Safes in the event of a takeover, recapitalization or similar transaction.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the Board of Directors and Class B holders of the Company. You will not have the right or power to take part in the management of the company and will not be represented on the board of managers of the Company. Accordingly, no person should purchase a Safe unless he or she is willing to entrust all aspects of management to the Company. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Safes and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Bylaws provide us with the Right of First Refusal

Even if your Safes convert to Class A Common Stock, the Company will have the right of first refusal to purchase any stock if you later intend to sell it. Company may exercise this right freely and without restriction, provided that all stock is purchased in the exercise of its rights. In addition, the company

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

	OUTSTANDING	OWNERSHIP	FULLY DILUTED	OWNERSHIP
Class A Common (non-voting) 3 certificates • 1,000,000,000 authorized	48,500,000	97.000%	48,500,000	69.286%
Brig Taylor 1 certificate	26,000,000	52.000%	26,000,000	37.143%
Chris Gordon 1 certificate	10,000,000	20.000%	10,000,000	14.286%
Michelle Taylor 1 certificate	12,500,000	25.000%	12,500,000	17.857%
Class B Common (voting) 1 certificate • 1,500,000 authorized	1,500,000	3.000%	1,500,000	2.143%
Brig Taylor 1 certificate	1,500,000	3.000%	1,500,000	2.143%
Options outstanding under SlideBelts Inc. 2016 Stock Incentive Plan 2 grants • 20,000,000 authorized	–	–	800,000	1.143%
Navinesh Singh 1 grant	–	–	400,000	0.571%
Rick Lilley 1 grant	–	–	400,000	0.571%
Shares available under SlideBelts Inc. 2016 Stock Incentive Plan	–	–	19,200,000	27.429%
	50,000,000	100%	70,000,000	100%

Classes of securities

We have two classes of capital stock: Class A common stock and Class B common stock. Except as otherwise required by law, holders of our Class A common stock shall not be entitled to any vote on any matter that is submitted to a vote or for the consent of our stockholders. Holders of our Class B common stock are entitled to one vote per share.

As a result of the Class B common stock that Brig Taylor, our co-founder and Chief Executive Officer, holds as 100% voting shareholder, he will be able to exercise voting rights with respect to an aggregate of 1,500,000 shares of Class B common stock, which represents 100% of the voting power of our outstanding capital stock. As a result, Mr. Taylor has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. If Mr. Taylor's employment with us is terminated, he will continue to have the ability to exercise the same.

This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support. Conversely, this concentrated control could allow our single voting stockholder to consummate a transaction that our other stockholders do not support. In addition, our founder and CEO may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm our business.

Although other equity crowdfunding issuers have offered standard Safes and non-voting stock, to our knowledge, no one has offered a Safe that converts into non-voting shares of common stock. We cannot predict how this structure and the concentrated control will affect the public market for our Class A common stock if and when the securities are made available for trade on a secondary market or through licensed broker/dealers as compared to the investment returns if the Class A common stock had voting rights. Nor can we predict whether this structure will result in adverse publicity or other adverse consequences.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by Delaware law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters.

Conversion Rights

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. On any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation or bylaws, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred. If Mr. Taylor should pass away, his shares of Class B common stock (voting) may be transferred, by will or otherwise, to a successor in interest; accordingly, Mr. Taylor has the ability to transfer control of the Company to someone after his death.

Stock Plan

We have authorized and provided for a Stock Plan of up to 20,000,000 shares of Class A Common Stock. We may amend, modify or remove these stocks upon proper vote.

Permitted Transfers

Our founder and CEO Mr. Taylor may transfer his shares of Class B stock to a permitted transferee without such transferred shares converting into Class A common stock. In addition, our founder may transfer shares of Class B common stock to a qualified trustee without such transferred shares converting into Class A common stock.

What it means to be a minority holder

Holders of Class A Common Stock have no voting rights. The holders of the Class B Common Stock will control the Company. Class A Common Stock, will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Neither the Safes nor their underlying securities have anti-dilution rights.

Transferability of securities

For at least one year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending December 31, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,986,121	$1,197,438
Cash & Cash Equivalents:	$621,396	$95,059
Accounts Receivable:	$126,413	$114,961
Short-term Debt:	$918,818	$246,407
Long-term Debt:	$517,823	$609,708
Revenues/Sales:	$6,227,791	$2,569,177
Cost of Goods Sold:	$2,338,992	$1,366,087
Taxes Paid:	$203,095	$89,974
Net Income:	**-$17,366**	**-$309,497**

Financial condition

Results of operations

Gross Revenue for the fiscal year 2016 was approximately $6.5 million, representing over 200% total annual growth, with a net income loss of $17 thousand. Gross Revenue for the fiscal year 2015 was $2.9 million, representing 50% total annual growth, with a net income loss of $300 thousand.

Financial milestones

The company is focused on investing for continued growth of the brand, and is generating net income losses as a result. Management currently forecasts 2017 and 2018 revenue of $10 million, $14 million, respectively, and believes the company will generate positive net income beginning in 2017.

Liquidity and capital resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

Please refer to Note 5 of SlideBelts Financial Statements.

Recent offerings of securities

None.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

	Minimum Offering Amount Sold	**Maximum Offering Amount Sold**
Total Proceeds:	**$150,000**	**$1,070,000**
Less Offering Expenses:		
StartEngine Fees	$7,500	$55,500
Professional Fees	$7,500	$7,500
Escrow Fees	$1,050	$1,500
Net Proceeds:	**$133,950**	**$1,005,500**
Product Development	$25,000	$25,000
Working Capital	$75,000	$150,000
Patents/Trademarks	$10,000	$20,000
Marketing	$23,950	$150,000
Short-term Debt Reduction	-	$500,000
New Staff	-	$160,500
Total Use of Net Proceeds:	**$133,950**	$1,005,500

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of 150,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 5.0% on all funds raised plus $1,000 per SEC amendment filed. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for general working capital, IP protection, product development and marketing.

Irregular Uses

There is no intended irregular use of the crowdfunding proceeds in this offering.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Annual reports

Commencing on July 01, 2017, the Company will make annual reports available on its portal.

Compliance failure

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND REVIEW

Slidebelts, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

Slidebelts, Inc.

TABLE OF CONTENTS

To the Stockholders of
Slidebelts, Inc.
El Dorado Hills, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Slidebelts, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 27, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SLIDEBELTS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 621,396	$ 95,059
Accounts receivable	126,413	114,961
Prepaid expenses	18,055	35,550
Deposits	113,836	5,591
Inventory	833,662	780,640
Total Current Assets	1,713,362	1,031,801
Non-Current Assets:		
Property and equipment, net	192,948	109,630
Loan fees, net	15,457	17,876
Intangible assets, net	64,354	38,131
Total Non-Current Assets	272,759	165,637
TOTAL ASSETS	$ 1,986,121	$ 1,197,438

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Liabilities:		
Current Liabilities:		
Accounts payable	$ 464,644	$ 237,438
Accrued expenses	160,208	99,632
Deferred revenues	116,254	179,216
Revenue financing arrangements	240,136	-
Line of credit	4,604	7,529
Leases payable - current	1,439	1,439
Loans payable - current	678,682	246,407
Total Current Liabilities	1,665,967	771,661
Long-Term Liabilities:		
Lease payable - long term	3,043	4,482
Loans payable - long term	517,823	609,708
Total Long-Term Liabilities	520,866	614,190
Total Liabilities	2,186,833	1,385,851
Stockholders' Equity (Deficiency):		
Class A Common Stock, $0.001 par, 1,000,000,000 shares authorized, 48,500,000 and 0 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	48,500	-
Class B Common Stock, $0.001 par, 50,000,000 shares authorized, 1,500,000 and 0 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	1,500	-
Common Stock (California corporation), no par, 0 and 100,000 shares authorized, 0 and 50,000 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	-	-
Additional paid-in capital	5,067	50,000
Accumulated deficit	(255,779)	(238,413)
Total Stockholders' Equity (Deficiency)	(200,712)	(188,413)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 1,986,121	$ 1,197,438

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 6,227,791	$ 2,569,177
Costs of net revenues	(2,338,992)	(1,366,087)
Gross profit	3,888,799	1,203,090
Operating Expenses:		
Sales & marketing	2,159,850	491,450
Compensation & benefits	1,154,330	578,221
General & administrative	450,438	271,075
Research & development	15,626	81,533
Total Operating Expenses	3,780,244	1,422,279
Income/(Loss) from operations	108,555	(219,189)
Other Income/(Expense):		
Interest expense	(125,964)	(90,336)
Interest income	43	28
Total Other Income/(Expense)	(125,921)	(90,308)
Provision for income taxes	-	-
Net Loss	$ (17,366)	$ (309,497)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SLIDBELTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

		Common Stock						
		Delaware Corporation						
	Number of Shares - Common Stock (California Corporation)	Class A Common Stock		Class B Common Stock			Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficiency)
		Shares	Amount	Shares	Amount	Additional Paid-In Capital		
Balance at January 1, 2015	50,000	-	$ -	-	$ -	$ 39,625	$ 71,084	$ 110,709
Contribution of patents	-	-	-	-	-	10,375	-	10,375
Net loss	-	-	-	-	-	-	(309,497)	(309,497)
Balance at December 31, 2015	50,000	-	$ -	-	$ -	$ 50,000	$ (238,413)	$ (188,413)
Conversion to Delaware Corporation	(50,000)	48,500,000	$ 48,500	1,500,000	$ 1,500	$ (50,000)	$ -	$ -
Stock based compensation	-	-	-	-	-	5,067	-	5,067
Net loss	-	-	-	-	-	-	(17,366)	(17,366)
Balance at December 31, 2016	-	48,500,000	$ 48,500	1,500,000	$ 1,500	$ 5,067	$ (255,779)	$ (200,712)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (17,366)	$ (309,497)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	45,411	21,593
Amortization of loan fees	2,818	13,526
Stock compensation expense	5,067	-
Contribution of patents	-	10,375
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(11,452)	(87,539)
(Increase)/Decrease in prepaid expenses	17,495	(35,550)
(Increase)/Decrease in deposits	(108,245)	2,500
(Increase)/Decrease in inventory	(53,022)	(240,925)
Increase/(Decrease) in accounts payable	227,206	(27,184)
Increase/(Decrease) in accrued expenses	60,576	48,721
Increase/(Decrease) in deferred revenues	(62,962)	(16,345)
Net Cash Provided by (Used In) Operating Activities	105,526	(620,325)
Cash Flows From Investing Activities		
Purchase of property and equipment	(126,517)	(53,256)
Cash paid for loan fees, trademarks, and patents	(28,833)	(55,347)
Net Cash Used In Investing Activities	(155,350)	(108,603)
Cash Flows From Financing Activities		
Proceeds from issuance of loans payable	1,773,173	1,724,888
Principal payments on loans payable	(1,432,784)	(1,268,532)
Proceeds from issuance of revenue financing arrangements	240,136	-
Proceeds/(principal payments) on lease payable, net	(1,439)	5,921
Proceeds/(principal payments) on line of credit, net	(2,925)	(975)
Net Cash Provided By Financing Activities	576,161	461,302
Net Change In Cash	526,337	(267,626)
Cash at Beginning of Period	95,059	362,685
Cash at End of Period	$ 621,396	$ 95,059
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 125,964	$ 90,336
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Slidebelts, Inc. (the "Company"), is a corporation organized June 10, 2013 under the laws of California, subsequently converted to a Delaware corporation on April 29, 2016. The Company is a fashion and apparel company, offering adjustable ratchet belts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances exceeded FDIC insured limits by $365,451 and $0, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of products purchased for resale and any materials the Company purchased to modify the products. All inventory held is finished goods as of December 31, 2016 and 2015.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried receivables of $126,413 and $114,961 and no allowances against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 263,863	$ 137,345
Accumulated depreciation	(70,915)	(27,715)
Property and equipment, net	$ 192,948	$ 109,630
Depreciation expense	$ 43,200	$ 20,752
Intangibles (Trademarks and patents)	$ 67,406	$ 38,972
Accumulated amortization	(3,052)	(841)
Intangibles, net	$ 64,354	$ 38,131
Amortization expense	$ 2,211	$ 841
Loan fees	$ 32,571	$ 32,172
Accumulated Amortization	(17,114)	(14,296)
Loan fees, net	$ 15,457	$ 17,876
Interest expense	$ 2,818	$ 13,526

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Sales tax is collected on sales in California and these taxes are recorded as a liability until remittance. The Company includes credit card merchant account fees and Amazon fees as cost of goods sold in the statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on April 30, 2016. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company. Therefore, the Company does not receive the net operating loss carryforward credits for losses prior to the conversion date.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $134,248 as of December 31, 2016. The Company pays Federal taxes at a rate of 34%, and has used this effective rate to derive net tax assets of $65,722 as of December 31, 2016 resulting from its net operating loss carryforwards and book to tax differences related to depreciation and amortization. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits in recent years, has sustained net losses of $17,366 and $309,497 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $255,779 and $238,413 as of December 31, 2016 and 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEFERRED REVENUE

In September 2014, the Company raised $195,560 from a Kickstarter campaign, which was recorded to deferred revenue. This balance was relieved as these orders were fulfilled, resulting in remaining deferred revenues of $35,000 and $179,216 as of December 31, 2016 and 2015, respectively. The Company accepted additional pre-orders during 2016, resulting in an additional $81,254 of deferred revenues as of December 31, 2016.

NOTE 5: LOANS PAYABLE

Line of Credit

On November 15, 2013, the Company entered into a line of credit agreement with JP Morgan Chase Bank, NA, in the amount of $10,000 bearing interest of WSJ Prime plus 6.3%. Interest expense on this loan was $767 and $701 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $4,604 and $7,529 as of December 31, 2016 and 2015, respectively.

Loans Payable

On July 17, 2014, the Company entered into a 6-month term loan agreement with Amazon Capital Services, Inc. in the amount of $46,000, bearing interest of 12.9%. Interest expense for this loan totaling $85 was recorded for the year ended December 31, 2015. This loan was paid off on January 24, 2015 in the amount of $7,873.

On October 2, 2014, the Company entered into a 6-month term loan agreement with Amazon Capital Services, Inc. in the amount of $19,000, bearing interest of 11.9%. Interest expense for this loan totaling $317 was recorded for the year ended December 31, 2015. This loan was paid off on April 4, 2015 in the amount of $3,248.

On November 7, 2014, the Company entered into a 6-month term loan agreement with Amazon Capital Services, Inc. in the amount of $104,000 bearing interest of 6.9%. Interest expense for this loan totaling $1,404 was recorded for the year ended December 31, 2015. This loan was paid off on April 24, 2015 in the amount of $17,583.

On December 14, 2014, the Company entered into a 6-month term loan agreement with Amazon Capital Services, Inc. in the amount of $33,000, bearing interest of 6.9%. Interest expense for this loan totaling $571 was recorded for the year ended December 31, 2015. This loan was paid off on April 24, 2015 in the amount of $11,126.

On November 3, 2014, the Company entered into a 6-month loan agreement with Celtic Bank, in the amount of $81,300, bearing interest at 29.11%. Interest expense for this loan totaling $7,317 was recorded for the year ended December 31, 2015. This loan was paid off on May 3, 2015 in the amount of $13,550.

On December 16, 2014, the Company entered into a 6-month loan agreement with Celtic Bank, in the amount of $9,500, bearing interest at 29.11%. Interest expense for this loan totaling $1,140 was recorded for the year ended December 31, 2015. This loan was paid off on May 3, 2015 in the amount of $3,167.

On August 12, 2014, the Company entered into a 36-month loan agreement with Funding Circle Partners, L.P in the amount of $200,000, bearing interest of 14.9%. This loan was refinanced with Funding Circle Partners, L.P and was paid off on April 21, 2015 resulting in a new loan agreement in the amount of $500,000, bearing interest of 18.49%. Interest expense for the loans totaled $40,610 for the year ended December 31, 2015. This loan was paid off on August 4, 2015 in the amount of $468,026 in the loan disbursement from First US Credit Union.

On July 21, 2015, the Company entered into a 36-month term loan agreement with Crest Capital in the amount of $11,558, bearing interest at 15.25%, with a required monthly principal and interest payment of $390. Interest expense on this loan was $1,284 and $680 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $6,539 and $9,521 as of December 31, 2016 and 2015, respectively.

On August 4, 2015, the Company entered into a 7-year term loan agreement with First US Credit Union in the amount of $700,000, bearing interest at 6%, with a required monthly principal and interest payment of $10,350. Interest expense on this loan was $35,745 and $18,088 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $595,758 and $673,963 as of December 31, 2016 and 2015, respectively.

On October 27, 2015, the Company entered into a 6-month term loan agreement with Amazon Capital Services, Inc. in the amount of $240,000, bearing interest at 6.9%, with a required monthly principal and interest payment of $41,400. Interest expense on this loan was $4,373 for the year ended December 31, 2015. The unpaid principal balance was $161,573 as of December 31, 2015. The loan was paid off on April 12, 2016 in the amount of $40,993.

On October 27, 2015, the Company entered into a 33-month term loan agreement with Crest Capital in the amount of $12,627, bearing interest at 14.38%, with a required monthly principal and interest payment of $460. Interest expense on this loan was $1,394 and $288 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $7,412 and $11,058 as of December 31, 2016 and 2015, respectively.

On March 1, 2016, the Company entered into a 36-month loan agreement with US Bank in the amount of $18,412, bearing interest at 6.85%, with a required monthly principal and interest payment of $567. Interest expense on this loan was $850 for the year ended December 31, 2016. The unpaid principal balance was $14,156 as of December 31, 2016.

On May 31, 2016, the Company entered into a 12-month year term loan agreement with Celtic Bank in the amount of $100,000, bearing interest at 12%, with a required monthly principal and interest payment of $9,333. Interest expense on this loan was $6,000 for the year ended December 31, 2016. The unpaid principal balance was $50,000 as of December 31, 2016.

On October 21, 2016, the Company entered into a 6-month term loan agreement with Celtic Bank in the amount of $32,400, bearing varying monthly interest rates of 1-5%, with varying required monthly principal and interest payments of $5,724-$7,020. Interest expense on this loan was $1,620 for the year ended December 31, 2016. The unpaid principal balance was $27,000 as of December 31, 2016.

On October 28, 2016, the Company entered into a 7-month term loan agreement with Merchant Capital Source in the amount of $200,000, bearing interest at 51.4%, with a required daily principal and interest payment of $1,238. Interest expense on the loan was $12,000 for the year ended December 31, 2016. The unpaid principal balance was $160,000 as of December 31, 2016.

On November 2, 2016, the Company entered into a 260-day term loan agreement with Direct Capital in the amount of $75,000, bearing interest at 24.9%, with a required daily principal and interest payment of $326. Interest expense on the loan was $2,355 for the year ended December 31, 2016. The unpaid principal balance was $64,640 as of December 31, 2016.

On December 4, 2016, the Company entered into a 12-month term loan agreement with Amazon Capital Services, Inc. in the amount of $271,000, bearing interest at 12.9%, with a required monthly principal and interest payment of $24,192. This was one of a series of loan agreements with Amazon Capital Services, Inc. opened and repaid during 2016. Total interest expense on loans with Amazon Capital Services, Inc. was $20,764 for the year ended December 31, 2016. The unpaid principal balance was $271,000 as of December 31, 2016.

Revenue Financing Arrangements

The Company accounts for sales of future revenues in accordance with ASC 470-10-25, *Sales of Future Revenues.*

On November 4, 2016, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $97,000. The Company is to remit 15% of PayPal sales to PayPal until $102,029 is paid back. The unpaid principal balance was $59,120 as of December 31, 2016. The Company had entered into several agreements with PayPal during 2016, total interest expense on all arrangements totaled $22,449 for the year ended December 31, 2016.

On December 16, 2016, the Company entered into a short-term loan agreement with Shopify Capital, Inc. in the amount of $200,000. The Company is to remit 15% of Shopify sales to Shopify until $226,000 is paid back. The unpaid principal balance was $181,016 as of December 31, 2016. The Company had entered into several agreements with Shopify during 2016, total interest expense on all arrangements totaled $7,051 for the year ended December 31, 2016.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding loans are as follows as of December 31, 2016:

2017	$ 923,422
2018	108,259
2019	104,200
2020	108,841
2021	115,554
Thereafter	80,969
Total	$1,441,245

NOTE 6: STOCKHOLDERS' EQUITY

At inception, the Company authorized 100,000 shares of common stock with no par value. In April 2016, in conjunction with the conversion to a Delaware corporation, the Company authorized 1,000,000,000 shares of $0.001 par Class A Common Stock and 50,000,000 shares of $0.001 par Class B Common Stock. Subsequent to December 31, 2016, the Company reduced the authorized Class B Common Stock to 1,500,000 shares.

As of December 31, 2015, 50,000 shares of common stock were issued and outstanding in the California corporation. In conjunction with the conversion to a Delaware corporation, the Company exchanged the 50,000 then outstanding shares of common stock in the California corporation at a 1,000:1 rate into 48,500,000 shares of Class A Common Stock and 1,500,000 shares of Class B Common Stock. All shares are held with the founders.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect to voting and conversion rights, where Class B Common Stock holders have exclusive voting rights, rights to voluntary convert at a 1:1 rate into Class A Common Stock, and are subject to mandatory conversion into Class A Common Stock upon a permitted transfer of Class B Common Stock (as defined in the Articles of Incorporation).

In June 2015, the Company's founder contributed patents recorded at $10,375 to the Company.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2016 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 20,000,000 shares as of December 31, 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 19,200,000 as of December 31, 2016.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2016 is as follows:

	2016
Risk Free Interest Rate	1.32%
Dividend Yield	0.00%
Estimated Volatility	60.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$ 0.019

For options issued to date, a vesting schedule of two years has been used. A summary of information related to stock options for the year ended December 31, 2016 is as follows:

	December 31, 2016	
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ -
Granted	800,000	$ 0.015
Exercised	-	$ -
Forfeited	-	$ -
Outstanding - end of year	800,000	$ 0.015
Exercisable at end of year	516,666	$ 0.015
Weighted average grant date fair value of options granted during year	$ 0.019	
Weighted average duration to expiration of outstanding options at year-end	9.3	

Stock-based compensation expense of $5,067 was recognized under FASB ASC 718 for the year ended December 31, 2016. Total unrecognized compensation cost related to stock option awards amounted to $10,133 for the year December 31, 2016 and will be recognized over a weighted average period of 16 months.

NOTE 8: LEASE OBLIGATIONS

Effective August 6, 2014, the Company entered into a lease agreement for office space. The lease term commenced October 1, 2014 and was scheduled to expire after 38 months, on November 30, 2017. On October 11, 2016 an amendment was made to the Company's office lease. The lease term commenced on November 1, 2016 and expires on October 31, 2018. Monthly lease obligations under the lease range from $6,389 to $6,700 per month. Rent expense for the years ended December 31, 2016 and 2015 totaled $56,585 and $41,958, respectively.

The following are the minimum future lease obligations on the Company's lease agreement:

December 31,	Lease Obligations	
2017	$	78,292
2018	$	67,004

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Revenue Financing Arrangements

On January 18, 2017, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $97,000. The Company is to remit 15% of PayPal sales to PayPal until $100,927 is paid back.

Amendment and Restated Articles of Incorporation

On January 27, 2017, the Company amended and restated the Certificate of Incorporation, to reduce the number of authorized shares of Class B Common Stock from 50,000,000 to 1,500,000.

Amazon Capital Services, Inc. Loan

On January 28, 2017, the Company renewed a 1-year term loan agreement with Amazon Capital Services, Inc. in the amount of $277,000, bearing interest at 12.9%, with a required monthly principal and interest payment of $24,728.

SBA Loan

The Company is in the process of negotiating a loan agreement for use in consolidating debt, to provide working capital for purchasing inventory, and to fund operating expenses. The proposed loan is a $1,500,000 7-year term loan with an expected interest rate of 7%.

Management's Evaluation

Management has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

SlideBelts is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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SlideBelts

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Small OPO · Sacramento, CA · Consumer Products
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Building a Better Belt

The Problem with Wearables

Technology is shrinking. Not in popularity, but in physical size. It's rapidly getting smaller and smaller. Therefore experts are realizing that our inevitable future is wearables: **tech will increasingly be integrated into clothing**. The problem so far, is that all these wearable tech products seem to forget the fundamentals:

1. **Simplicity** in product design.
2. **Subtlety** of feature integration.
3. **Style**. Nobody wants to wear something clunky no matter how innovative it is.

OUR AMBITION: To Empower People with Simple, Subtle, Stylish Wearables.

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At SlideBelts, we decided to start with the basics and see if we could begin
by simply improving the traditional leather belt. We said to ourselves:
"*Before diving into tech and changing the world, let's get a good foundation; let's see if we can begin by simply improving the traditional leather belt, and go from there.*"

As with any great idea or invention, **product development always builds upon work from past innovators**. It involves a culmination of ideas across various industries. In our case, it began with the discovery of a novel military belt concept, inspiring us to improve and build upon it in numerous ways. With each refinement, our sales continued to surge.

Turning Brand Ambassadors into Future Owners

So why in the world did we decide to jump headfirst into equity crowdfunding? SlideBelts strives to stay one step ahead of the pack. We constantly **innovate both our products *and* our business strategies**, utilizing any & all tools necessary for driving growth — while never forgetting the fundamentals. Innovation is the only way for a company to not only survive, but **THRIVE**.

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What better way to thrive, than to utilize the **JOBS Act**, which the United States very recently signed into law. The Jumpstart Our Business Startup (JOBS) Act allows, for the first time, *everyday consumers to invest in startups*. Having the ability to democratize capital beyond the institutional walls of Wall Street or Silicon Valley makes **Regulation Crowdfunding** an attractive option for us to drive our business forward, and allows those who love our products to take part in our success.

Take Part in our Success and Join our Belt Crusade

I love this company and the team that's helping me build it. As CEO, I place my employees at priority number one, above all other company priorities. If you treat your team right, the results will follow. They are the ones that *make the magic happen*, and *keep the fire burning brighter*. They constantly impress me by the speed at which they adopt tried & true business principles, never forgetting to focus on the fundamentals, and at the same time **charging boldly into uncharted waters**.

This offering is a labor of love from all of us on the SlideBelts team. We hope you enjoy the content on this page, as we showcase some of the hard work & accomplishments that we've *achieved as a team*. **I invite you to join our crusade and own a piece of the next big thing in belts**.



Brig Taylor
Founder and CEO



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THE OPPORTUNITY

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<u>**INVESTMENT**</u>
SAFE (Simple Agreement for Future Equity)
$20M valuation cap| 20% Discount
Minimum $250 Investment

What is a SAFE?
A **SAFE** is an acronym that stands for "**Simple Agreement for Future Equity**" and offers you the right to future shares in SlideBelts. The number of shares you will receive in the future will be determined at the next equity round in which SlideBelts issues preferred stock to institutional investors. The highest conversion price per share is set based on a $20M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing. We have modified the standard Y Combinator **SAFE** to comport with Regulation Crowdfunding.

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THE BUZZ ABOUT SLIDEBELTS

"This super tough Survival Belt hides a handy multi-tool in its buckle:
EVEN BATMAN WOULD ENVY A BADASS UTILITY BELT LIKE THIS."
Scott Tharler, Maxim

"This is not just a belt; allow me to introduce you into the world of SlideBelts,
the one-of-a-kind ratchet belt system that gives the classic belt a well-needed, well-deserved upgrade."
Jessica Huang, Huffington Post

Inc. 500 | MAXIM | abc10 | The Sacramento Bee

The Huffington Post | Comstock's Magazine | Outside's 2016 Best Places to Work | Sacramento Business Journal

uncrate | Yahoo! Finance | GearJunkie | The Awesomer


ABC10 Interview
abc10.com


The Sacramento Bee

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Praise for Our Products

★★★★★

Insanely good customer service! Awesome product. Treats its customers like gold and they earned my belt business for life. Had a belt that had a slight issue being a first gen belt of theirs and without me even requesting it they took upon themselves to send me the newest generation upgraded that fixed the problem. My next belt is gonna be one of their beautiful full-grain leathers. After seeing how they do business you can't go wrong. Fits perfect! Thanks Slide!

★★★★★

Like the magical mythical unicorn you always hoped to see as a small child but BETTER! These belts are amazing. I bought one for myself and it was promptly adopted (stolen) by my husband. I had anticipated our 11 year old taking it eventually... but seriously - now I need two more belts and I'm positive my husband's fire department shift brothers will soon all have matching slide belts! Great product. Fast shipping and totally magical. The last belt you will ever buy.

★★★★★

I bought one of these to try out a few years ago after I got fed up with my conventional belts wearing out. I've since then replaced ALL of my belts with SlideBelts! They look just as good now as the day I bought them - no stretched out holes, no faded/worn leather. I love how easily you can switch out the buckles with each belt strap, so I can mix and match my leather work belts with my casual canvas belts.

★★★★★

I don't have a lot to say here, so I'll keep this short. If you're sitting here thinking, "This looks like a gimmick, how much better could they make a belt?"
Shut up and buy it. Right now, shut your stupid mouth and buy this belt.

★★★★★

I've had three of these slide belts and I've gotten rid of all of them but not because I didn't like them rather I love them so much that I've shown them to friends and they like them so much that I've given the belts to them. Unfortunately now I don't have one for myself and I'm back to using my old belts. The SlideBelt will be the BEST belt you have ever had and if you can buy two you can certainly give one to me. These belts are GREAT.

★★★★★

I am not a happy camper. I recently purchased one of your belts. It is the most AWESOME belt I've ever had. And now, as a result, I am being "forced" to replace all my other belts with brand new SlideBelts! All jokes aside, your belts are cool and I was very happy with my purchase. Keep up the great work guys. As for the "forced" replacements, I suppose I'll have to take the blame for that. Thanks again.

★★★★★

This is an ingenious product, and the company backs it up with superb customer support! They are responsive, friendly, and quick to address any issue! Highly recommended!

★★★★★

I was skeptical at first because I have joint issues, scleroderma, and RA. Belts are very hard for me to do as my fingers don't work right. So I have had to go beltless for a while which was tough as I swell so much I need a belt... this works fantastic and is so easy for me... I have passed this on to others and sent messages to foundations to let them know... thanks for a wonderful belt and lifesaver!

Shoutout to @SlideBelts for making the best belt I've ever owned. Seriously. This thing is amazing.

Dear @SlideBelts: you have rocked my world and changed my life. One belt at a time. Thank you so much!

OUR FAST GROWTH

The Proof is in the Numbers


GROSS SALES
10M
8M
6M
4M
2M
0
$12K
$110K
$700K
$1.9M
$2.9M
$6.5M
$10M
2011
2012
2013
2014
2015
2016
2017
PROJECTED

As a result of our rapid growth, in 2016 we earned #151 on the Inc5000 List of America's Fastest Growing Private Companies. Given our revenue of $6.5 million last year, we are likely to make the list again for 2017. *Note 2015 states $2.9 million, compared to the $2.7 million revenue filed with Inc 500; the increase is due to subsequent reclassification of shipping charges to customers as part of gross sales (previously netted within cost of goods sold).

SlideBelts' Achievements

$14M+
IN GROSS SALES

250,000+
ORDERS SHIPPED

$50,000+
GIVEN TO CHARITY

$76
AVERAGE SALE

47% GROSS MARGINS 2015 → **62%** GROSS MARGINS 2016

21.1% GUEST RETENTION LIFETIME → **46.8%** GUEST RETENTION 2017


USA RETAILERS

Though SlideBelts initially began as an online company, you can now find SlideBelts' products in over 130 retail stores throughout the country (and growing). See the full list here.

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OUR PRODUCTS

The Belt That Started It All

In 2004, Brig received a generous gift from one of his students while teaching abroad in Moldova: **a ratchet belt**. Instead of using worn-out holes and an unreliable prong, *this leather belt used something different*: a tab on the buckle that ratcheted into **teeth-like ridges** sewn to the back of the leather strap. Fascinated with the utility of the belt, Brig thought it could become a huge hit with some stylistic changes. He collaborated to **improve** and **refine** the buckle for the fashion world. As it turned out, the ratcheting buckle was already public domain, and a SlideBelts patent would not be possible *until 9 years later* when he improved and redesigned the buckle into a dual-ratchet lever.



Anatomy of a SlideBelt

WHERE ARE THE HOLES?

"Ratchet belt" is a popular term that refers to a certain style of holeless belt. Around the world, it may also be referred to as a click belt, automatic belt, or a no-holes belt. Instead of using holes, ratchet belts use an array of teeth sewn into the underside of the belt strap. A tab in the buckle engages with the teeth and locks in, similar to how a zip tie operates.

HOW DOES IT ADJUST?

From its closed position, a release mechanism allows the belt strap to come free. Most ratchet belts use a small button for this, but a SlideBelts brand ratchet belt uses a patented frame-release lever that's easy to access and never jams.

WHY DO YOU NEED IT?

Since there are 6x more size options than traditional belts, you won't find yourself in-between holes. Our belts are therefore more comfortable, while also allowing for quick discreet adjustments. The leather or strap is better preserved, since all the tensile stress is not directly on one hole, but diverted to the notches instead. Also the low-profile buckles are interchangeable for custom styling. Plus for those individuals with impaired fine motor skills, our belts are vastly easier to operate than traditional belts.



Low-Profile Innovation. Teeth-like ridges handsewn onto the back of straps allow for a low-profile innovation and 1/4" incremental microadjustments, giving you the absolute perfect fit.
Patent Dual-Lever Ratchet mechanism ensures smooth adjustments.
Bottle Opener. 'Nuff said.
Locking mechanism interacts with plastic "teeth" on the leather, giving complete security and unlimited sizes.
Deep Tension Grip makes sure your leather stays securely attached to the buckle, WHILE allowing you to swap out different leathers or buckle styles.
48
46






46
buckle styles.
Trim To Size for a perfect fit, and one size makes it easily giftable.



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Hours Left
883
Investors
$797,750.00
Raised of $150K - $1M goal
SlideBelts
Own a Piece of the Next Big Thing in Belts
Small OPO
Sacramento, CA
Consumer Products
Accepting International Investment
Invest Now
$250.00 minimum investment

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Brought to life by a successfully funded Kickstarter project, our much-anticipated Survival Belt recently launched last September 2016. It's primary purpose: if you're out in the wilderness and lost or damaged your gear — so you only have what you are wearing — then you have tools to survive.

The unique body of the Survival Buckle is composed of **highly durable glass-filled nylon**, and features an integrated **folding knife** with **bottle opener**, **LED flashlight**, and a **ferrocerium fire starter rod**. The knife is made of heat-treated AUS-8 stainless steel with a durable Titanium Nitride coating. A liner locking mechanism allows the knife to be opened with one hand.

The strap is proudly made in the USA and crafted to **withstand the harshest elements** and most extreme treatment. The strap is composed of an internal webbing core coated in a durable TPU alloy protective shield. This proprietary combination is therefore leather-free, and complies with US FDA skin-sensitivity requirements. Additionally, the straps have **high tensile strength** and are designed to remain rigid without twisting — ideal for those who carry firearms.






AUS-8 STAINLESS STEEL KNIFE
Titanium nitride (TiN) coated for added protection
BOTTLE OPENER
DUAL LEVER
Lift to release buckle from strap
FLASHLIGHT
LED& Powered by 4 LR621 Batteries
FERROCERIUM FIRE STARTER ROD
Unlike matches, it functions if wet
ATTACH STRAP HERE
Door snaps securely in place
GLASS-FILLED NYLON FIBER UNIBODY
For max strength


INTERNAL WEBBING
Provides almost 1500 PSI of tensile strength
DURABLE COATING
WATERPROOF
Impermeable to water & most staining liquids
FROST FLEX
Even in the most extreme weather, the strap can bend & flex freely
UV PROTECTED
Won't crack after long periods in the sun
ABRASION RESISTANT
Able to take all sorts of physical trauma without tearing or cracking
EASY TO CLEAN
Mud, dirt, and even blood can easily be wiped off with a damp cloth
CONTINUOUS NOTCHES
Run the length of the strap allowing adjustment to any girth
HEAT RESISTANT
Up to 214°F before softening
CUSTOM FIT
Cut to your size
SlideBelts
CARRY LESS. ADVENTURE MORE


How To: Survival Belt Tutorial

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Sneak Peek of What's Next: The GPS Belt

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Also, we are very excited to give you a glimpse into our next project that's currently in development: a GPS Belt estimated to launch in Fall of 2018 or 2019. Offering more than just precise location tracking outside the cellular network, it's actually a **Satellite Emergency Notification Device**, or SEND, that can push your location to emergency services almost anywhere in the world. Depending on where you are, the appropriate response team will be dispatched so you can get lifesaving help *when every minute counts*.

Since the belt is on your body, it's not easily forgotten or lost. It will also have other features such a sending a short message, and calling for assistance in a non-life-threatening situations as well. *Again this project is in development, so though the image below is the current design, it may not be the final look or features of the finished product.*


ASSIST
Alert your personal contacts that you need assistance in non-life-threatening situations.
LIVE TRACKING
Once activated, it records every step of your journey.
MENU
Cycle through programming options and turn on the backlit display with an easy three second press and hold.
POWER
Easily power on/off with a battery that lasts 1 full year.
EMERGENCY
Send a distress signal with your precise coordinates to GEOS International Emergency Response Coordination Center, and they'll mobilize the appropriate emergency response service whether by land or by sea.
MESSAGE
Let family and friends know you're OK when you're out of cell phone range. Send a pre-programmed text message with coordinates, or an email with a link to your location in Google Maps.
DROP A PIN
Manually drop a pin at your current location if you don't want to use extra battery power for live tracking. Displays your current coordinates.
SOS
EMERGENCY
ASSIST
39.0968° N, 120.0324° W





MARKET ANALYSIS

How We Stack Up to the Competition

From the first prototype in 2007, the image below shows the product evolution of all our buckles. Companies who never improve their products usually fail — **but we are not them.** Our products that you see today are the result of **continual innovation** of that first product that we sold. SlideBelts has released numerous generations of improvements: from as simple as smoothing down sharp buckle edges — to as extreme as removing the entire button and turning the buckle frame into the dual-lever release. Conversely, many of our competitors started late in the game and ***they are still selling the mechanism we sold way back in 2008.***

The Evolution of the SlideBelts Buckle

MARKET ANALYSIS

How We Stack Up to the Competition

From the first prototype in 2007, the image below shows the product evolution of all our buckles. Companies who never improve their products usually fail — **but we are not them.** Our products that you see today are the result of **continual innovation** of that first product that we sold. SlideBelts has released numerous generations of improvements: from as simple as smoothing down sharp buckle edges — to as extreme as removing the entire button and turning the buckle frame into the dual-lever release. Conversely, many of our competitors started late in the game and ***they are still selling the mechanism we sold way back in 2008.***



The Evolution of the SlideBelts Buckle
2007
2008
2010
2011
2012
2015
2016

With the introduction of the dual-lever mechanism in 2012, we discovered another positive yet unintended benefit of our new design via customer feedback. **Those with impaired fine motor skills, like arthritis or cerebral palsy, stated that our belts are vastly easier to operate** than traditional belts, especially given that you can remove it with one hand. This was not true of our older belt models with the button release, thereby further setting us apart from competitors utilizing those older models. We are extremely thankful that we have been able to empower those individuals by giving them greater independence.

Additionally we have the widest range of belt materials than any competitor, and none of them have anything even close to our Survival Belt. **That's because we are the true innovators on the field.**

Intellectual Property



PATENTS ISSUED
FOUR

Just like any company with innovation at its core, we smartly **protect all our intellectual property (IP)**. We have 4 issued patents and 5 registered trademarks — and that doesn't even include the submissions still being reviewed.

If a company is not protected, then they have no foundation to stand on and others can undercut with cheaper knock-offs. You can see a full list of our issued IP here on our website.



TRADEMARKS REGISTERED
FIVE

Historical Traffic Trends: Alexa Traffic Rank


Website Ranking
Highest Rank = 1
100,000
1,000,000
10,000,000
May '15
Sep '15
Jan '15
May '16
Sep '16
Jan '17
SlideBelts Inc.
U.S. Ratchet Belt Competitors
www.alexa.com

The above graph from Alexa.com shows website traffic of SlideBelts compared to other US ratchet belt companies. The more traffic a website gets, the greater the popularity and therefore greater sales. You can clearly see the **rising trend of ratchet belts** overall in the US, and that **we are leading the pack**. Our upward trend is also further proof of our growth. The huge bump in early 2016 was the result of a massively successful marketing campaign in a space we hadn't tapped before; so successful that it swamped our operations! We scaled back the marketing in order to bolster our operations to be able to handle larger sales volume. The fact that there was such a drastic rise by utilizing only *one* new marketing technique shows the **huge growth potential for SlideBelts in the market**.

Market Potential

Ecommerce for Apparel is Growing

SlideBelts' main target market: generally any person who wear pants with belt loops. You could say our ultimate goal is "world domination of waistlines." We make **products for men, women, and children**, and ship all over the world. Though we are first focusing on our own country of America, we have already begun to increase international expansion to the UK and Canada. Our core competence is belts, but we also have ancillary products like wallets as well as aspirations for other accessories.

For those who enjoy the numbers: the clothes and accessories ecommerce segment worldwide was expected to be more than $223 billion USD for 2016, and is forecast to grow 12.2% annually to more than $355 billion USD by 2020 (Statista, 2016). **If we capture even 0.1% of that global online market, that is potentially more than $355 million**. Similarly, of all US online sales of apparel and accessories, eMarketer forecasts sales will reach $86.4 billion in 2018, a 17.5% share of total US retail ecommerce. This does not even include brick-and-mortar retail.

Additionally, as SlideBelts moves into the **wearable technology market**, it opens up even more opportunities: the wearables market is expected to grow from $15.74 Billion (USD) in 2015 to reach $51.60 Billion by 2022.


Revenue in the clothes and accessories market
in million U.S. dollars (worldwide)
$170,410
$191,693
$225,086
$255,815
$289,691
$322,735
$358,592
2014
2015
2016
2017
2018
2019
2020
Ecommerce sales of apparel and accessories accounts for a 17.2% share of total U.S. retail ecommerce.
SOURCE: STATISTA


U.S. apparel and accessories retail ecommerce sales, 2013-2018
billions, % change and % of total retail ecommerce sales
Apparel and accessories retail ecommerce sales
% change
% of total retail ecommerce sales
$44.9
$52.2
$60.0
$68.2
$77.0
$86.4
17.2%
17.1%
17.2%
17.3%
17.4%
17.5%
17.0%
16.4%
14.9%
13.7%
12.9%
12.2%
2013
2014
2015
2016
2017
2018
Note: includes products or services ordered using the internet, regardless of the method of payment or fulfillment
SOURCE: EMARKETER

SLIDEBELTS GIVES BACK

To date, we have donated over $50,000 in cash, products, or by volunteering as a company during our work hours to the following organizations.

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FOLSOM CITY
ZOO
SANCTUARY





ALBIE AWARE BREAST CANCER FOUNDATION

charity: water

FISHER HOUSE HELPING MILITARY FAMILIES

THE SALVATION ARMY

WOUNDED WARRIOR PROJECT

Foster Hope SACRAMENTO

Goodwill | Big Brothers Big Sisters of the Greater Sacramento Area | Sacramento Children's Home | Rotary Club of Sacramento | Boys & Girls Clubs of Greater Sacramento | Movember Foundation

Sacramento Zoo | SHACC Surfing Heritage & Culture Center | El Dorado Hills Chamber of Commerce | Invisible Children | Folsom Zoo Sanctuary Friends | The Respite C.L.U.B.

TEAMWORK MAKES THE DREAM WORK

The strength of SlideBelts is not in our innovative products — the true strength of this company is the TEAM of people who make it happen. In the same way that a sports team loses games when they don't work together, a business team that doesn't work together will produce terrible products. SlideBelts focuses on what matters most: ***the people***. Everything else falls into place.




Outside's
2016
BEST PLACES
to WORK







Brig's trip to Moldova

This story all began with a generous gift from one of Brig's students while teaching abroad in Moldova: a ratchet belt!



First Shipment Arrives

The first shipment of 400 belts arrives. Sold for cash until website is created the next year. Brig and Michelle marry in December.


CALIFORNIA

Move to California

Brig and Michelle finish college in Utah and move back to California. SlideBelts grows online by word-of-mouth from their home as they both grow the business.



Company Incorporated

The "Erik Blaire" is dropped, officially becoming a California corporation as SlideBelts Inc. The business is finally moved out of the garage and into it's own space.


KICKSTARTER

Survival Belt Kickstarter Funded

Raised $200,000 from over 2,000 backers for the research, development, and production of the Survival Belt.

SlideBelts Converts to DE C-Corp

SlideBelts transitions from a California S-Corp to become a Delaware C-Corp.



Inc. 5000 List

SlideBelts is recognized at #151 on the Inc. 500 list of America's Fastest Growing Private Companies.



StartEngine Launch

SlideBelts is live and accepting investments.

2004 · September 2007 · May 2008 · 2009 · June 2010 · April 2012 · June 2013 · September 2013 · September 2014 · December 2014 · May 2016 · July 2016 · August 2016 · September 2016 · April 2017 · ETA 2018



Company Established and Prototype Made

Now recognized as SlideBelts' official birthday, Brig creates Erik Blaire LLC in Utah (called "Erik Blaire SlideBelts") while in college. Sourcing and prototyping begins.

First sale on website

First documented sale is recorded via PayPal after Brig codes the first version of www.slidebelts.com.



Patent is Filed

After updating their belt ratchet system, a provisional patent is filed on the unique new mechanism, eventually becoming the first issued utility patent 9,149,090.



First Team Members Hired

Now in new office/warehouse space, the first crew are hired (that aren't family members).



First Year to Exceed $1M Revenue

SlideBelts closed 2014 with nearly $2M in sales, almost tripling sales of 2013.


Outside's
BEST PLACES
to WORK

Outside Mag's 100 Best Companies

SlideBelts is recognized as #29 of Outside Magazine's 100 Best Places to Work in 2016.



Survival Belt Launched

The Survival Belt is officially launched to the public to rave reviews.



GPS Belt Launches

Currently in R&D, the GPS Belt is estimated to arrive in late 2018.

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In the Press

Inc. 5000 #151 2016 · uncrate · MAXIM · abc 10 A TEGNA Company · The Sacramento Bee · COMSTOCK'S MAGAZINE

Outside's 2016 Best Places to Work · Sacramento Business Journal · GEARJUNKIE · The Huffington Post · YAHOO! FINANCE · The Awesomer

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Meet the Team



Brig Taylor

Founder & CEO

Brig came up with the idea for SlideBelts in 2004 while teaching abroad in Moldova, when he was given the gift of a ratchet belt.The utility of the belt was apparent, and with that inspiration, he designed the first prototype. By 2007, Brig started SlideBelts; the next year he was already selling belts to friends and family. Fast forward 10 years and SlideBelts has blossomed from a husband-wife duo to an energetic team of 26. As CEO, Brig is responsible for the vision, strategy, and direction of the company. In addition, he leads the Senior Executive Team, sets company culture standards, and allocates capital based on the company's priorities. From Irvine, CA.



Michelle Taylor

President & Creative Director

Michelle originally began in the Operations of SlideBelts in 2009; simply shipping orders and fulfilling guest service requests. Together with Brig, they covered all aspects of their growing company until it could be delegated to new team members. Michelle now has years of experience in almost every area of the business from accounting to logistics. Now, as President and Creative Director, Michelle primarily defends the SlideBelts brand image in all forms of outward-facing material, and is responsible for overseeing the direction of the Creative Team while also determining and monitoring production schedules. From La Canada, CA.



Rick Lilley

Chief Operations Officer

Rick leads and maintains control of SlideBelts' diverse business operations, cultivating an effective and efficient team. Rick develops and oversees implementation of systems/strategies throughout the company and establishes and sustains performance measures, following up with each Department Lead, ensuring they are thriving within their position expectations. Additionally, Rick coaches, develops, and motivates teams as a key part of the senior leadership team. Started January 2014. From Sacramento, CA.



Navi Singh

Chief Financial Officer

Navi assists in formulating the company's future direction, developing financial and tax strategies, managing the capital request and budgeting process and developing performance measures that support the company's strategic direction. Additionally, Navi participates in key decisions as a member of the executive management team and reports financial results to SlideBelts' Board of Directors. Started January 2014. From Sacramento, CA.

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Courtney Eilhardt

Human Resource Manager

Courtney works closely with the Executive Team to ensure the recruitment, hiring and retention of employees. Additionally, Courtney oversees all benefit programs, compensation and employee relations. Started April 2016. From Sacramento, CA.



Cameron Diegle

Financial Controller

Cameron is responsible for the accounting operations of the company, creation of monthly financial reports, maintenance of an adequate system of accounting records, and a comprehensive set of controls and budgets designed to mitigate risk, enhance the accuracy of the company's reported financial results, and ensure the reported results are compliant with financial reporting standards. Started August 2016. From Sacramento, CA.



Hauson Toh

Product Manager

Hauson coordinates factory shipments for timely arrivals, maintains stock of product to ensure accurate inventory, and research and development of new products or improvement of existing products. Started February 2015. From El Dorado Hills, by way of Hong Kong.



Jeff Schmidt

Assistant Sales Manager

Jeff builds and maintains vendor relationships and coordinates transactions between retailers and other SlideBelts departments. Started September 2015. From Dixon, CA.



Andrew Pierce

Graphic Designer

Andrew focuses on creative, branding and graphic design for all internal and outward facing materials. The Creative Team is the Defender of the Brand, creating and maintaining the brand aesthetic and ensuring that SlideBelts stays true in its representation. Started January 2016. From Roanoke, VA.



Olivia Wilson

Graphic Designer

Olivia focuses on creative, branding and graphic design for all internal and outward facing materials. The Creative Team is the Defender of the Brand, creating and maintaining the brand aesthetic and ensuring that SlideBelts stays true in its representation. Started August 2016. From El Dorado Hills, CA.



Alex Gayman

Graphic Designer

Alex focuses on creative, branding and graphic design for all internal and outward facing materials with an emphasis on shooting and editing video and photo content. The Creative Team is the Defender of the Brand, creating and maintaining the brand aesthetic and ensuring that SlideBelts stays true in its representation. Started August 2016. From Chambersburg, PA.



Trevor Cummings

E-Commerce Specialist

Trevor is responsible for updating and maintaining all aspects of our multi-channel e-commerce guest experience, especially as it pertains to accuracy, usability, functionality and optimization. Trevor also provides extensive in-house I.T. support for the SlideBelts team. Started March 2016. From Sonoma, CA.



Cassidy Myers

Marketing Communications Manager

Cassidy leads, directs and grows the voice of the company on SlideBelts' various social media channels, in brand marketing initiatives and through all outward-facing communications. Started December 2015. From Gold River, CA.



Nery Solano

Marketing Communications Specialist

Nery manages and grows the voice of the company on SlideBelts' various social media channels, in brand marketing initiatives and through all outward-facing communications. Started September 2016. From Guatemala City, Guatemala.



Gabby Head

Administrative Assistant

Gabby's primary focus is to make each workday efficient and organized for the Executive Team by managing appointments and schedules, coordinating travel arrangements, taking notes in meetings and performing daily logistical tasks. Gabby also assists with company-wide events and oversees the organization of the company's project management platform. Started April 2016. From Pollock Pines, CA.



Emmeline Wilson

Data Analyst

Having started at SlideBelts headquarters in an Administrative Assistant role for six months, Emmeline currently lives abroad in Nuremberg, Germany, and handles many of our special projects remotely. She crunches the numbers; turning data into information and insight for many of our departments. Emmeline also monitors performance and efficiency - identifying trends, advising, and helping coordinate special projects across the company. Started February 2016. From El Dorado Hills, CA.



Matt Edwards

Logistics Manager

Matt heads up our logistics team, coordinating the storage, transportation and delivery of all of our products. Matt also oversees and creatively implements strategies to ensured stock levels are maintained and product is moved efficiently. Finally, Matt manages and maintains the SlideBelts warehouse, ensuring cleanliness, order and organization of products and the facility as a whole. Started February 2014. From Cottonwood, CA.



Josh Montenegro-Sanchez

Operations Manager

Josh creates and implements systems to cultivate excellent customer service and to promote this idea throughout the organization. Josh's primary goal is to keep his team running in an efficient and profitable manner, as well as ensuring guest satisfaction, loyalty and retention by exceeding all guest expectations. Started September 2016. From San Salvador, Salvador.



Kevin Fong

Product & Guest Service Specialist

Kevin is responsible for creating a positive interaction with our guests through email, phone, and social media. He also prepares and ships out products to our customers and distributors all over the world. Kevin's primary focus is on logistics - coordinating the storage, transportation and delivery of goods. Started January 2016. From Placerville, CA.



Brenda Rangel

Product & Guest Service Specialist

Brenda is responsible for creating a positive interaction with our guests through email, phone, and social media. She also prepares and ships out products to our customers and distributors all over the world. Brenda is tasked with a special focus on guest service - creating and implementing a genuine and caring voice to present to all SlideBelts' guests. Started November 2016. From Los Angeles, CA.



Connor Friery

Product & Guest Service Specialist

Connor is responsible for creating a positive interaction with our guests through email, phone, and social media. Connor also prepares and ships out products to our customers and distributors all over the world. Connor has a primary focus on inventory - maintaining an accurate record of products as they come in and are shipped out from our SlideBelts headquarters. Started February 2016. From Folsom, CA.



Bryan Galyardt

Product & Guest Service Specialist

Bryan is responsible for creating positive interactions with our guests through email, phone, and social media. He also prepares and ships out products to our customers and distributors all over the world. Bryan has a special focus on Amazon Prime - implementing strategies to maintain timely shipping and response times on every order coming through Amazon Prime. Started September 2016. From Cameron Park, CA.



Taylor Scilufo

Product & Guest Service Specialist

Taylor is responsible for creating a positive interaction with our guests through email, phone, and social media. She also prepares and ships out products to our customers and distributors all over the world. Taylor has a focus on wholesale - assisting our sales team in coordination, quality checks, and distribution to our roster of wholesale accounts. Started February 2017. From New York, New York.



Meagan Torres

Product & Guest Service Specialist

Megan is responsible for creating a positive interaction with our guests through email, phone, and social media. She also prepares and ships out products to our customers and distributors all over the world. Started March 2017. From Sacramento, CA.

Offering Summary

SAFE (Simple Agreement for Future Equity)

$20M Valuation Cap| 20% Discount

Company	SlideBelts Inc.
Corporate Address	4818 Golden Foothill Pkwy #9, El Dorado Hills, CA 95762
Description of Business	SlideBelts is a wearable tech company that designs, manufactures and sells innovative ratchet belts without holes.
Type of Security Offered	SAFE
Purchase Price of Security Offered	N/A
Minimum Investment Amount (per investor)	$250.00

Your SAFE will convert to Class A Non-Voting Common Stock at a discounted price using either the Valuation Cap or Discount Rate, whichever results in more shares to you, the SAFE holder.

The **SAFE** is intended to be an alternative to convertible notes, with no interest rate, maturity date or automatic conversion at a priced round. For the *protection of both the company and **SAFE** holders* we have also removed investor pro rata, acquired a repurchase right, and added a class action waiver and arbitration clause.

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

- Annual income AND net worth greater than $100,000:
  - 10% of the lesser of your annual income or net worth, subject to a maximum of $100,000;
- Annual income or net worth less than $100,000:
  - the greater of: $2,000 or 5 percent of the lesser of the investor's annual income or net worth.

Note: You may include the income of your spouse for purposes of determining your annual income. Your net worth must exclude the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

When do you get to realize your investment?

Good question! By joining us today and taking part in our journey, you are betting on our future. Although nothing is guaranteed, and we have no plans to sell out prematurely or liquidate any investments; any return on investment will likely be realized via an acquisition or IPO. However, the crowdfunding laws are evolving, and we are hopeful that in the not-too-distant future there will be an opportunity for our investors to sell and buy their investments via a secondary trading platform, similar to how Regulation A+ currently works. Please keep in mind the law currently requires us to lock in your investment for a period of one year, but we plan to hold onto these investments for longer.

Irregular Use of Proceeds

There is no intended irregular use of the crowdfunding proceeds in this offering.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR SLIDEBELTS

Main Video: https://vimeo.com/209472966

ABC 10 Interview: https://www.youtube.com/watch?v=4DVUqY7NQm8

TRANSCRIPT

Alright, you know sometimes it's about the small things? Imagine a belt without belt holes. Now imagine that simple idea has led to one of the fastest-growing companies on the country. ABC 10's Gabrielle Karol joins me now to explain the surprising success behind SlideBelts.

So SlideBelts is based in El Dorado Hills and the name of the product kind of gives you an idea of how it works. But before we get to that I had to ask co-founders Brig and Michelle Taylor why belt holes were such a problem? Here's what Brig had to say:

Ours, you can adjust it... there's like 30+ different adjustments on a SlideBelt as opposed to, you know, the 5 or 6 that you have on a regular belt. I mean that's not, you know, that's not a terrible catastrophe, but it's kind of, you know, I think most people agree it's the small things in life that we kind of appreciate.

Here's how the SlideBelt actually works. No surprise, you slide it to adjust it.
It uses ratcheting teeth on the back and what you do is you slide it through, it engages the ratcheting mechanism, and to release it you just push this lever here and it slides right on out.
This original SlideBelt sells for about $45. The newest product, the Survival SlideBelt, sells for $180. Think Batman meets backpacker.

LED flashlight right here. Firestarter rod. And then we have an AUS-8 titanium-coated blade with bottle opener. I was never finished my Boy scouts, you know, I was a Boy Scout but I was like a Tenderfoot or whatever it was, and I always joked, you know, I don't have to really learn how to start a fire in the wilderness... I'll just create something.

They made the firestarter sound simple enough that even I could figure it out.
Gotta manhandle it. It'll take you a little bit. Oh, there you go! That worked pretty well! Wow, second time!

Brig Taylor may not know how to start a fire using sticks and stones, but he and his wife Michelle do know how to build a business from the ground up. The first SlideBelt was sold in 2008. Last year they sold $2.6 million dollars worth of belts. And this year they've already nearly doubled sales.

All the success has been focused on empowering others, like as soon as I lose that...
...both internally and externally, both within our team and our guests as well. Yeah, giving people an opportunity to stand on their own.
Their success recently got them the 151st spot on the Inc 5000 List of fastest-growing companies in the U.S.

But when I asked Brig and Michelle what they were proudest of, it wasn't sales.
One thing that I've really been proud of is the team that we've built actually, the team that we have... they're gosh I'm going to get sentimental. Yeah we've got a solid team!

They couldn't announce which list just yet, but SlideBelts is set to be named one of the best companies to work for later this year, and it's all about that family feel. I think you could see that with the two of them together, and their employees just seem to love to be there. They only work 35 hour weeks and Brig and Michelle said it's something they would have wanted at other companies, so why not do it at their company?

That is fascinating, that survivor belt. I'm like doing some holiday shopping in my head right now, and I'm sure a lot of people are because that's amazing! Do they have other ideas, and are they going to expand their line?

They do, I don't want to give away their secrets but they are going to continue expanding, they love this idea of functional wearables, the simple things that you wear everyday that could serve a greater purpose and it really did feel like a batman-type belt. Listen to me though, like if I were ever in a situation where I had to start a fire, I would not be making it out alive.

Sacramento Bee Interview: https://vimeo.com/209430525/30f25f4955

TRANSCRIPT

00:00 I'm Michelle Taylor, President and Creative Director of SlideBelts, and this is Brig Taylor CEO, and we're the co-founders of SlideBelts.
00:10 And our main product is a belt without holes where there is a ratchet on the back of the strap and the buckle catches the notches.
00:20 This one in particular is our newest product, it's called the Survival Belt and its packaged just like this. And Brig, why don't you talk about some of the features.
00:33 Yeah sure, so each buckle has a fire starter on it and a light you see right here, and as well as a titanium coated knife. Yeah so the point of the product is in a situation you want to go out hiking or something like that if you get in a you know a something happens emergency situation you fell down a cliff lost all your supplies your pack you have nothing
00:58 on you except for what you're wearing then you have the essentials to survive. Which is why we call it the survival belt, so like he said there is a LED flash light on the tip of your... sorry I won't blind you there, LED flashlight on the tip and this is the fire starter right here, and you strike it with the knife now aim it away from you there so you just go like this and you see it generates really, really hot sparks so you can light a fire in any condition.
01:34 You can get this wet and it won't ruin like matches so yeah you just have the basics to survive it also has a bottle opener on the back of the blade just kind of an added feature. The notches run the full length of the strap allowing you to use it to any girth

01:49 so you could even clinch around your leg as a tourniquet. Yeah so this is our Survival Belt, this is our newest product, and it slides right in like this.

Main Product How-To: https://vimeo.com/209438392

Kickstarter Survival: https://www.youtube.com/watch?v=FkXMygIqznA

TRANSCRIPT

Once in a blue moon, something comes along that works so damn well that you don't need to fuss over appearances. It reminds us that above all else, we just want something useful.
Jason Freed once said, "You need to get the fundamentals right." Fun wears off. Cool wears off. Useful never wears off. When we're rolling down the highway of our lives, what is it we want people to see? A rebel? A trendsetter? A man of wealth and taste?
There's a funny old saying from Mark Twain that goes "Clothes make the man. Naked people have little or no influence in society."
But sometimes, designers come along who are the rebels. They remind us that above all else, we just want something that can be used.

Survival How-To: https://www.youtube.com/watch?v=8msSq-z31sg

GPS Buckle Teaser: https://vimeo.com/209457041

Company Video: https://vimeo.com/209291878/0f7af37bfa

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments.

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